[GRAPHIC OMITTED] Acergy

              Acergy S.A. awarded SURF contract offshore Australia

London, England - July 1, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a SURF contract from BHP Billiton Pty Ltd, for the construction support services for a project located offshore Western Australia.

These services will consist of project management and engineering and the offshore installation of subsea manifolds, flexible flowlines and risers, umbilicals, and the tie-ins associated with the field, including pre-commissioning of the subsea system associated with this FPSO Development.

This project will be managed from our office in Perth, Australia with offshore installation, using the Toisa Proteus, commencing in the second half of 2009.

Bruno Chabas, Acergy Chief Operating Officer, said "The award of this work builds on Acergy's experience as a leading provider of SURF services in the Asia Pacific region and Australia in particular."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The
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subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.